PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 3, 2026)	Registration No. 333-289946

GoPro, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated June 3, 2026 (as supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-289946). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement updates, amends and supplements the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 4 of the Prospectus, and under similar headings in any further amendments or supplements to the Prospectus, to read about factors you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 13, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 9, 2026

GOPRO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36514	77-0629474
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)
3025 Clearview Way, San Mateo, CA 94402
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (650) 332-7600

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001	GPRO	NASDAQ Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Closing of Senior Secured Notes and Warrants

On July 9, 2026, GoPro, Inc. (the “Company”) closed the sale of the Securities (as defined below) contemplated by the previously announced securities purchase agreement, dated as of July 1, 2026 (the “Purchase Agreement”), by and among certain entities (the “Buyers”) affiliated with Nicholas Woodman, the Company’s Chief Executive Officer and Chairman of the Company’s board of directors. In connection with the closing, (i) the Company received $20 million in gross proceeds and (ii) the Company issued to the Buyers (A) senior secured notes (the “Notes”) in an aggregate principal amount of $20,000,000 and (B) warrants (the “Warrants” and together with the Notes, the “Securities”) exercisable for 25,706,940 shares of the Company’s Class B common stock, par value $0.0001 per share.

The terms of the Securities are described in the Company’s Current Report on Form 8-K filed on July 8, 2026, which description is incorporated herein by reference.

Credit Agreement Amendments

On July 9, 2026, the Company entered into Waiver and Amendment No. 4 (the “Wells Fargo Amendment”) with Wells Fargo Bank, National Association, as administrative agent (in such capacity, the “RCF Agent”), and the several lenders from time to time party thereto (the “Revolving Lenders”), which amends that certain Credit Agreement, dated January 22, 2021, by and among the Company, the RCF Agent and the Revolving Lenders (the “Revolving Credit Agreement”), in order to, among other changes to the Revolving Credit Agreement, amend certain provisions of the Revolving Credit Agreement to permit the transactions contemplated by the Purchase Agreement, increase the interest rate applicable to revolving loans under the Revolving Credit Agreement and grant certain waivers under the Revolving Credit Agreement.

The Wells Fargo Amendment increases the interest rate applicable to revolving loans under the Revolving Credit Agreement by 1.00% to a rate per annum of (i) the base rate plus a margin of 3.50% with respect to base rate loans, or (ii) SOFR plus 0.10% plus a margin of 4.50% with respect to SOFR loans.

The Wells Fargo Amendment also provides that any further extensions of credit (other than continuations of existing loans) under the Revolving Credit Agreement will be made at the discretion of the lenders party thereto.

In connection with the Wells Fargo Amendment, on July 9 2026, the Company and the RCF Agent entered into a second supplemental fee letter (the “Fee Letter”), which provides for the payment of certain fees to the RCF Agent for the ratable account of the Revolving Lenders, including a restructuring fee in the amount of $5.0 million payable upon the occurrence of certain bankruptcy events of default, which restructuring fee may be reduced to $0 upon a successful refinancing of the amounts outstanding under the Revolving Credit Agreement as a result of a bankruptcy or insolvency proceeding under certain conditions; and a success fee in the amount of $1.0 million 181 days after July 9, 2026, which success may be reduced if the amounts outstanding under the Revolving Credit Agreement are refinanced or repaid prior to such date. The Fee Letter also provides for the repayments of amounts outstanding under the Revolving Credit Agreement in weekly installments of $250,000 commencing on October 9, 2026, with such amount increasing to $1.0 million from and after November 6, 2026, until January 1, 2027. The Fee Letter also provides that the Company shall, within 180 days after July 9, 2026, consummate a refinancing, sale or other transaction that causes all amounts outstanding under the Revolving Credit Agreement to be paid in full.

On July 9, 2026, the Company entered into Waiver & Amendment No. 3 to Credit Agreement (the “Farallon Amendment”) with Farallon Capital Management, L.L.C. (“Farallon”), as agent and as collateral agent for itself and the other secured parties, and Mateo Financing, LLC (“Lender”), which amends that certain Credit Agreement, dated as of August 4, 2025, by and among the Company, Farallon, as agent, and Lender (as amended prior to the date of the Farallon Amendment, the “Term Loan Credit Agreement”) to, among other changes to the Term Loan Credit Agreement, permit the transactions contemplated by the Purchase Agreement and grant certain waivers under the Term Loan Credit Agreement.

The foregoing summary and description of the provisions of the Notes, the Warrants, the Wells Fargo Amendment, the Fee Letter and the Farallon Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2026.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated:	July 13, 2026	By: /s/ Brian Tratt
Brian Tratt Chief Financial Officer (Principal Financial Officer)